(212) 756-2153	edward.schauder@srz.com

May 2, 2006

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Jennifer Gowetski
Mr. Owen Pinkerton

Re:     DynCorp International Inc. —Registration Statement on Form S-1

           File No. 333-128637 (the “Registration Statement”)

Dear Ms. Gowetski and Mr. Pinkerton:

On behalf of DynCorp International, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 6 to the above-referenced Registration Statement (“Amendment No. 6”) addressing comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter dated May 1, 2006, concerning the Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 6.

Our response to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.	Please revise the cover page to indicate, if true, that your shares have been approved to list on the New York Stock Exchange, not merely that you have made such application. In addition, please revise the section entitled, “Validity of the Class A Common Stock,” to make clear that counsel has opined upon the validity of the common stock, not that it will provide such opinion.

Securities and Exchange Commission

Division of Corporation Finance

May 2, 2006

The revisions requested by the Staff have been made.

Summary

Our Company, page 1

2.	We have reviewed your revisions in response to comment no. 2, and we re-issue the comment, in part. In light of the fact that you have included percentage growth rates for revenues, net income and EBITDA for prior periods, please revise your disclosure regarding your results for the most recent period to accord it comparable treatment. In addition, in response to the second part of this comment, we note that you revised your disclosure to indicate what your primary growth drivers were during these prior periods. Please include balancing disclosure regarding which of these drivers accounted for the significant decreases in revenue and net income growth for the most recent periods. This comment also applies to similar disclosure found throughout the prospectus.

The disclosure requested by the Staff has been added.

Business Strategy, page 5

3.	We note your response to comment no. 4 and the revised disclosure that you anticipate your customers to shift away from cost-reimbursement to time-and-materials and fixed price contracts. Please expand your disclosure to state the basis for your anticipation that customers will shift away from cost-reimbursement to time-and-materials and fixed price contracts. In addition, please disclose that the portion of your revenues that comprise time-and-materials has increased in prior periods from 31 to 38 percent and discuss the effect this shift has had and is expected to have on your profitability and operating efficiency. This comment also applies to your disclosure on page 78.

The disclosure requested by the Staff has been added.

Summary of Risk Factors, page 6

4.	We note your response to comment no. 5 and the revised disclosure that none of the net proceeds of the Offering Transactions will be used to further invest in your business. We re-issue the portion of this comment that requested you revise the prospectus throughout to disclose this, including in a separate risk factor in the risk factor section and in the Use of Proceeds section.

The revisions requested by the Staff have been made.

Securities and Exchange Commission

Division of Corporation Finance

May 2, 2006

Sponsor, page 7

5.	We note your response to comment no. 6 that any such acquisition would not increase the risk for investors. We further note your previous disclosure that any such combination would be material. Please tell us why you believe that any such acquisition or combination would not increase the risk for investors and revise your disclosure on pages 7 and 30 accordingly.

As previously disclosed in Amendment No. 4, the Registrant’s sponsor has informed the Registrant that they currently do not have an intention of combining the Registrant with any potential target. In addition, since the Registrant is not currently considering any specific acquisitions, the Registrant believes, upon further reflection, that it would be premature and potentially confusing to an investor to include additional disclosure on the impact that any potential business combination of the Registrant’s operations with a competitor would have on the Registrant’s operations. Consistent with this approach, in the absence of any specific transaction, the Registrant has never included an acquisition integration risk factor in its disclosure and deleted in Amendment No 5 the disclosure referenced by the Staff in its comment that a business combination with a competing company would be material. Furthermore, since the sponsor would seek to maximize a return on its investment in the Registrant, a business combination with a competitor, upon reflection, may not necessarily pose greater risk to an investor than any other acquisition. Such an analysis would be dependent on the specific facts, circumstances and terms of the proposed transaction, given the lack of any specific transaction and plans, the Registrant believes that any additional disclosure would be a matter of pure speculation and hypothetical that may confuse an investor and that its disclosure of potential conflicts of interests in the risk factor entitled “We are controlled by Veritas Capital, whose interests may not be aligned with yours,” is sufficient for now. Accordingly, the Registrant respectfully requests that no additional disclosure be required.

In addition, please briefly describe the nature of the confidentiality agreements that your sponsor has entered into.

The disclosure requested by the Staff has been added.

Certain Relationships and Related Transactions, page 99

6.	We refer to your disclosure on page 99 that the holders of Class B interests are entitled to receive up to 7.5% of all distributions made by DIV Holding LLC after the holders of the Class A interests in DIV Holding LLC have received a return of their invested capital (of which a total of 6.4% have been issued to date), provided that the holders of the Class A interests have received an 8% per annum internal rate of return (compounded annually) on their invested capital. Please revise your disclosure to clarify what you mean by “a total of 6.4% have been issued to date.”

The revisions requested by the Staff have been made.

Securities and Exchange Commission

Division of Corporation Finance

May 2, 2006

* * * *

Amendment No. 6 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 6 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2153 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

Edward H. Schauder, Esq.

cc:	Michael J. Thorne
DynCorp International, LLC
Chief Financial Officer

Michael R. Littenberg
Schulte Roth & Zabel LLP
Partner